

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
85 Broad Street, 16-079
New York, New York 10004

Re: Weyland Tech, Inc.
Form 8-K
Exhibit No. 2.1 – Asset Purchase Agreement, dated as of December 16, 2019
Filed December 18, 2019
File No. 000-51815

Dear Ms. Suen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance